MOEN AND COMPANY
CHARTERED ACCOUNTANTS

02 JUN 11 AM 11:12

PO Box 10129
1400 IBM Tower
701 West Georgia Street
Vancouver, BC V7Y 1C6

Telephone: (604)662-8899
Fax: (604)662-8809

82-2546

02034896

REVIEW ENGAGEMENT REPORT

SUPPL

To the Shareholders of
Frontier Minerals Inc.

We have reviewed the balance sheet of Frontier Minerals Inc. as at March 31, 2002, and the statements of income, retained earnings (deficit), deferred exploration costs and cash flows for the nine month periods then ended. Our review was made in accordance with generally accepted standards for review engagements, and accordingly consisted primarily of inquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit, and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles applied on a consistent basis.

"Moen and Company"

Chartered Accountants

Vancouver, British Columbia, Canada
May 24, 2002

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

6/17

FRONTIER MINERALS INC.
Balance Sheets
(In Canadian Dollars)

	March 31, 2002 (unaudited)	June 30, 2001 (audited)
Assets		
Current Assets		
Cash and term deposit	$ 3,075	$ 3,075
Accounts receivable	146	120
Investment in 100,000 shares of Nustar Resources Inc. at cost of $0.10 per share	10,000	10,000
	13,221	13,195
Mineral Properties, at cost (note 2 and 3)		
Acquisition costs	69,000	69,000
Deferred exploration costs	503,148	502,731
	572,148	571,731
Capital Assets, at cost (note 2(f))	37,500	37,500
Less: accumulated amortization	(33,341)	(32,606)
	4,159	4,894
	$ 589,528	$ 589,820
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payabl	$ 41,883	$ 27,114
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 5(b) and 8(a))	159,949	147,764
	201,832	174,878
Shareholders' Equity		
Capital stock (note 4)		
Authorized		
100,000,000 common shares without par value		
Issued		
4,668,722 shares (June 30, 2001 - 4,668,722 shares)	4,509,693	4,509,693
Deficit, accumulated during the development stage	(4,121,997)	(4,094,751)
	387,696	414,942
	$ 589,528	$ 589,820

Approved on behalf of the board:

"William McLeod" , Director

"Wm. H. Bradley" , Director

FRONTIER MINERALS INC.
Statements of Income
(In Canadian Dollars)
(Unaudited)

	Quarter Ended March 31,		Nine Month Period Ended March 31,	
	2002	2001	2002	2001
Administration Costs				
Amortization	$ 106	$ 177	$ 318	$ 531
Management fees	--	15,000	--	45,000
Office costs	512	1,500	2,012	4,813
Professional fees	4,596	168	17,564	2,316
Transfer agent and filing fees	4,491	--	7,352	1,485
Travel and promotion	--	--	--	804
Loss on surrender of joint venture	--	--	--	47,881
Loss for the period	$ 9,705	$ 16,845	$ 27,246	$ 102,830
Loss per share	$ .00	$ .00	$ .00	$ (.02)

FRONTIER MINERALS INC.
Statements of Retained Earnings (Deficit)
(In Canadian Dollars)
(Unaudited)

	Quarter Ended March 31,		Nine Month Period Ended March 31,	
	2002	2001	2002	2001
Deficit, beginning of period	$ 4,112,292	$ 4,043,497	$ 4,094,751	$ 3,957,512
Loss for the period	9,705	16,845	27,246	102,830
Deficit, end of perioc	$ 4,121,997	$ 4,060,342	$ 4,121,997	$ 4,060,342

FRONTIER MINERALS INC.
Statements of Cash Flows
(In Canadian Dollars)
(Unaudited)

	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001	Nine Month Period Ended March 31, 2002	Nine Month Period Ended March 31, 2001
Cash derived from (used for)				
Operating activities				
Loss for the period	$ (9,705)	$ (16,845)	$ (27,246)	$ (102,830)
Less: non-cash items				
Amortization	106	177	318	531
Amortization included in deferred exploration cost	139	230	417	690
Loss on surrender of joint venture				47,881
	(9,460)	(16,438)	(26,511)	(53,728)
Changes in non-cash working capital items				
Accounts receivable decrease (increase	447	168	(26)	373
Accounts payable increase	7,527		14,769	1,799
	7,974	168	14,743	2,172
	(1,486)	(16,270)	(11,768)	(51,556)
Financing activities				
Issuance of shares for cash				
Due to related parties	1,625	16,500	12,185	52,246
	1,625	16,500	12,185	52,246
Investing activities				
Deferred exploration costs	(139)	(230)	(417)	(690)
Cash, increase during the period	--	--	--	--
Cash and term deposit, beginning of period	3,075	2,870	3,075	2,870
Cash and term deposit, end of period	$ 3,075	$ 2,870	$ 3,075	$ 2,870

FRONTIER MINERALS INC.
Statements of Deferred Exploration Costs
(In Canadian Dollars)
(Unaudited)

	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001	Nine Month Period Ended March 31, 2002	Nine Month Period Ended March 31, 2001
Expenditures during the period				
Amortization	$ 139	$ 230	$ 417	$ 690
Written during the period				(27,881)
	139	230	417	(27,191)
Deferred costs, beginning of period	503,009	502,271	502,731	529,692
Deferred costs, end of period	$ 503,148	$ 502,501	$ 503,148	$ 502,501
SUMMARY				
Crown Granted Claim L806				
Knob Hill Claim (note 3(b))	$ --	$ --	$ --	$ --
Grizzly Lake Property	$ 503,148	$ 502,501	$ 503,148	$ 502,501

FRONTIER MINERALS INC.
Notes to Financial Statements
March 31, 2002
(Unaudited)

Note 1. BUSINESS OPERATIONS

a) The Company is in the development stage and has not generated any significant revenues from operations
b) By a special resolution dated December 17, 1999 and subsequent issue of certificate of change of name by Registrar of Companies dated April 18, 2000, the Company changed it's name from Golden Kootenay Resources Inc. to Frontier Minerals Inc.

Note 2. SIGNIFICANT ACCOUNTING POLICIES

a) Deferred Exploration Costs
The Company capitalizes all expenses that are associated with its properties until such time as the properties are either placed into production or title is lost or abandoned.

When properties are brought into production, associated costs are amortized over the useful life of the properties.

When title is lost or abandoned, the associated exploration costs are written off.

b) Administration Costs
Administration costs are written off to operations as incurred.

c) Mineral Properties
Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs in (a) above. Mineral property sale proceeds or option payments received for exploration rights are credited firstly as a recovery of deferred exploration costs, secondly as a recovery of mineral property costs, and thereafter recognized as a gain or loss.

d) Values
The amounts for deferred exploration costs and mineral properties represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide financing from time to time, and upon future profitable operations.

e) Translation of Foreign Currency
The accounts of the Company are translated into Canadian dollars on the following basis:
-current assets and liabilities at the rate of exchange in effect at the balance sheet date
-deferred exploration and administration costs at the average rate in effect during the year
-non-current assets and liabilities at rates prevailing when the transaction occurred

FRONTIER MINERALS INC.
Notes to Financial Statements
March 31, 2002
(Unaudited)

Note 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Amortization
The Company amortizes its equipment on the declining balance method at 20% per annum.

g) Environmental Issues
The accounting policy of the Company is to record environmental liabilities as they become known. There are no known environmental liabilities. The Company will accrue possible liability for reclamation costs when the Company commences production on any of its properties.

h) Basis of Presentation
These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

i) Use of Estimates
The preparation of financial statements in conformity with Canadian generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. MINERAL PROPERTIES

At March 31, 2002, the Company holds interests in the following mining properties:

a) Grizzly Lake Property, Cariboo Mining Division, British Columbia

The Company owns a 100% interest in the Grizzly Lake Zn-Pb property. The Company has paid $6,000 and issued 100,000 shares of Frontier Minerals Inc. at a price of $0.19 per share, and 100,000 shares at a price of $0.44 per share. The Company was required to spend $200,000 on exploration on the property on or before October 31, 1995 and has satisfied this work requirement. The Company has undertaken exploration costs thereon of $503,148 to March 31, 2002. Upon the property being put into commercial production, the Optionor, Cariboo Highland Metals Inc., shall be paid a net smelter return of two percent.

Cash		$ 6,000	
Shares	100,000 common shares at $0.19	19,000	
	100,000 common shares at $0.44	44,000	69,000

By an option agreement dated December 5, 1995 and as amended on January 28, 1998, with Fairlane Transportation Inc. ("FTI") (assigned from Golden Diamond International Inc.), subject to regulatory approval, the Company granted FTI an option to acquire a 60% interest in the Grizzly Lake Property.

Note 3. MINERAL PROPERTIES (cont'd)

b) Joint Venture Agreement – Surrender for Shares

i) By agreement dated October 30, 2000, the Company surrendered its joint venture interest in property referred to as the "Copper Mountain Syndicate" in return for 100,000 shares in Nustar Resources Inc. at a deemed price of $0.10 per share for total of $10,000. This resulted in a loss during the year ended June 30, 2001 of $47,881 represented by cost of the mineral properties of $30,000 and deferred exploration costs of $27,881, for a total of $57,881 less the abovementioned shares for $10,000.

ii) Crown Granted Mineral Claim L806 known as the Knob Hill Claim, Simikameen mining Division was returned to Frontier Minerals Inc. from the dissolution of the abovementioned Copper Mountain Syndicate – joint venture with Nustar Resources Inc. (formerly Big I Developments Ltd.). This mineral property includes surface rights and comprises 20.90 Hectares. The cost of this claim was written off when the property surrendered it's interest. In the Copper Mountain Syndicate to Nustar Resources Inc. The Company did not incur any cost on having the property transferred back to the Company. The cost of maintaining the property is $26 per year, covering the British Columbia Land Tax.

Note 4. CAPITAL STOCK

a) Authorized: 100,000,000 common shares without par value.
b) Changes in capital stock during the period ended March 31, 2002 and 2001 are as follows:

	2002		2001	
	Shares	$	Shares	$
Balance, beginning of period	4,668,722	$ 4,509,693	4,668,722	$ 4,509,693
Issued during the period	–	--	–	–
Balance, end of period	4,668,722	$ 4,509,693	4,668,722	$ 4,509,693

Note 5. RELATED PARTY TRANSACTIONS:

The amount of $159,949 is due to related parties as at March 31, 2002. This amount is unsecured, non interest bearing, with no specific terms of repayment. The Company subsequently applied for approval of the issuance of shares for debt for $149,264 (see note 8).

FRONTIER MINERALS INC.
Notes to Financial Statements
March 31, 2002
(Unaudited)

Note 6 INCOME TAXES

a) The Company has incurred losses for income purposes that may be carried forward to be applied against future taxable income as follows:

Year	Amount
2002	119,296
2003	178,071
2004	301,150
2005	140,392
2006	494,647
2007	283,626
2008	137,239
	$ 1,654,421

b) The Company has no taxable income for the current period and none is anticipated at the present time. Therefore, the benefit of potential income tax savings has not been recorded as an asset as at March 31, 2002.

Note 7 FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposit, accounts receivable, investment in Nustar Resources Inc., accounts payable and amounts due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximates their carrying values.

Note 8 SUBSEQUENT EVENTS

a) Shares for Debt
As at April 30, 2002, the Company announced that the Company had agreed to convert part of the debt owed by the Company in the amount of $149,264 to two creditors. These shares will be converted into shares at $0.10 per share for 1,492,646 shares, subject to the approval of the TSX Venture Exchange.

b) Joint Venture Agreement
As at April 17, 2002, the Company announced that the Company had entered an agreement with Nustar Resources Inc. whereby the Company can acquire a 50% interest in the Miner Mountain property comprising 14 lode-mineral claims, Guy 1-14, located in the Simikameen mining division near Princeton, B.C., in consideration of Frontier Minerals Inc. spending $500,000 on the property. This agreement is subject to the approvals of regulatory bodies.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of :	- Schedule B & C
ISSUER DETAILS:	
NAME OF ISSUER:	FRONTIER MINERALS INC.
ISSUER ADDRESS:	1400 – 701 WEST GEORGIA STREET VANCOUVER, B.C., V7Y 1C6
ISSUER TEL. NUMBER:	6046628899
CONTACT PERSON:	IRVING P. MOEN
E-MAIL ADDRESS:	N/A
WEBSITE ADDRESS:	N/A
CONTACT'S POSITION:	ACCOUNTANT
FOR QUARTER ENDED:	MARCH 31, 2002
DATE OF REPORT:	MAY 24, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

WILLIAM MCLEOD	"William McLeod"	2002/05/28
NAME OF DIRECTOR	**Signed (Typed)**	**DATE SIGNED (YY/MM/DD)**
WM. H. BRADLEY	"Wm. H. Bradley"	2002/05/28
NAME OF DIRECTOR	**Signed (Typed)**	**DATE SIGNED (YY/MM/DD)**

FRONTIER MINERALS INC.
Form 51-901F
March 31, 2002

Schedule B Supplementary Information

1. Analysis of expenses

	Three Months Ended March 31, 2002	2001
General and Administration Costs		
Amortization	$ 106	$ 177
Management fees	--	15,000
Office costs	512	1,500
Professional fees	4,596	168
Transfer agent and filing fees	4,491	--
	$ 9,705	$ 16,845

2 Related party transactions

See note 5 to financial statements

3 Summary of securities issued and options granted during the period

a) Shares issued for the three months ended March 31, 2002
Nil

b) Stock options granted:
Nil.

4 Summary of securities at March 31, 2002

a) Authorized Capital

10,000,000 common shares without par value

b) Issued and outstanding Shares as at March 31, 2002

4,668,722 common shares for paid up capital of $4,509,693

c) Stock options and warrants outstanding as at March 31, 2002
Nil

d) Escrow shares
Nil

5 Directors and officers

Dick Lonsdale – President/Director	William McLeod – Secretary/Director
Wm. H. Bradley – Director	James W. McLeod - Manager

Schedule C Management Discussions
Items 1 & 2

Business Operations

During the quarter, management of the company did not expend any funds on mineral property.

The Company has subsequent to March 31, 2002, applied for the issuance of shares for debt and entered into a joint venture agreement. Both of these proposed transactions are subject to regulatory approvals.

Investor relations and investor communication

No investor relations were engaged during the current quarter and there are no investor relation agreements in effect at the date of filing of this report.

3 Review of operations

Operating Activities - Three months ended March 31, 2002

General and administrative costs for the three months ended March 31, 2002 are $9,705 as compared to $16,845 for the quarter ended March 31, 2001.

Financing Activities - Three months ended March 31, 2002

There were financing activities for the three months ended March 31, 2002 of $1,625 and for the three months ended March 31, 2001 of $16,500, represented by amounts advanced by related parties.

Investing Activities - Three months ended March 31, 2002

Amortization of $106 for the three months ended March 31, 2002 as compared to $177 for the quarter ended March 31, 2001.

Working Capital and Liquidity - Three months ended March 31, 2002

The working capital at March 31, 2002 is in deficit of $188,611as compared to $127,451 deficit at March 31, 2001, mainly represented by amounts due to related parties.